Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

January 21, 2021

VIA EDGAR

Re:	Home Point Capital Inc. Registration Statement on Form S-1 File No. 333-251963

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Home Point Capital Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-251963) (as amended, the “Registration Statement”).

Based on information currently available and current market conditions, the Company currently intends to offer its shares of common stock to the public utilizing a price range where the low end of the range will not be lower than $18.00 per share and where the high end of the range will not be higher than $22.00 per share, after giving effect to the approximately 2.6964-for-1 exchange ratio that the Company plans to effectuate in connection with the merger of Home Point Capital LP, the direct parent of the Company, into the Company prior to completion of the offering. On a pre-split basis, this would represent an anticipated price range of approximately $48.53 to $59.32 per share. The anticipated price range and contemplated stock split remain subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow currently anticipated to occur on January 25, 2021.

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
William Schroeder
Amit Pande
Julia Griffith
J. Nolan McWilliams

Home Point Capital Inc.
William A. Newman

Davis Polk & Wardwell LLP
Michael Kaplan
Shane Tintle